# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RYANAIR HOLDINGS PLC, CIK 0001038683
CUSIP: 783513203
Title of class of securities: Ordinary Shares, par value with 0.6 euro cent per share
Address of issuer's principal executive offices: c/o Ryanair DAC, Dublin Office, Airside Business Park, Sw, Dublin, Ireland (L2), K67 NY94
Date of event which requires filing of this statement: 05/14/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001387131-22-004080
Filed by CIK 0001089113

## Reporting persons
- HSBC HOLDINGS PLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 50,857,339; shared voting power 0; sole dispositive power 50,857,339; shared dispositive power 0; aggregate amount beneficially owned 50,857,339 (4.8% of the class)
  Comment: The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer (as defined below) regarding the 1,062,550,802 Ordinary Shares (defined below), underlying American Depositary Receipts disclosed as outstanding as of April 30, 2025 by the Issuer in the Form 6-K filed with the Securities and Exchange Commission on May 1, 2025.

## Item 1. Issuer
Name of issuer: RYANAIR HOLDINGS PLC
Address of issuer's principal executive offices: Dublin Office, Airside Business Park, Swords, Dublin, L2, K67NY94

## Item 2. Person Filing
Name of person filing: HSBC Holdings plc
Address of principal business office or, if none, residence: 8 Canada Square, London E14 5HQ, United Kingdom
Citizenship: Incorporated in England with limited liability

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK)

## Item 4. Ownership
Amount beneficially owned: 50,857,339
Percent of class: 4.8%
Sole power to vote or to direct the vote: 50,857,339
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 50,857,339
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
HSBC Bank plc
HSBC Continental Europe
Internationale Kapitalanlagegesellschaft mit beschrankter Haftung

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- HSBC HOLDINGS PLC: /s/ Aileen Taylor, Aileen Taylor/Company Secretary (06/03/2025)